UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2015

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No☒

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	English translation of letter to the Comisión Nacional de Valores (Argentine Securities Commission) dated July 7, 2015

NORTEL INVERSORA S.A.

FOR IMMEDIATE RELEASE

Buenos Aires, July 7, 2015

Comisión Nacional de Valores

Att: Mr. Cristian Girard

Dear Sir:

RE.: Information pursuant to Title XII, Chapter I, Sections 2 and 3 of the Rules of the ‘Comisión Nacional de Valores’ (‘CNV’) (NT 2013)

I am writing to you as Responsible for Market Relations of NORTEL INVERSORA S.A. (‘Nortel’) to inform you the following:

1-	As it was informed in due time to this Commission (‘CNV’), in October 2010 the Board of Directors of Nortel: 1) ratified the commitment accepted through Resolution 148/2010 of the Secretary of Economic Policy (‘Telco Commitment’); 2) accepted the obligations of the commitment submitted to the National Commission for the Defense of Competition (‘CNDC’) by the shareholders of Sofora Telecomunicaciones S.A., accepted through Resolution 149/2010 of the Secretary of Economic Policy (‘TI-W Commitment’). From this time and onwards, the Telco Commitment and the TI-W Commitment in conjunction will be named ‘the Commitments’.

The Commitments had as an object and finality the assurance of the separation and independence between the activities in the Argentine market of a) Telefonica S.A. and its controlled companies on one side, and b) Telecom Italia Group, certain subsidiaries of Telecom Italia and Telecom Argentina Group, on the other side; aimed to preserve and encourage the level of competition of their activities in the Argentine market.

2-	On June 24, 2015, Telefonica S.A. submitted to this CNV and to the Buenos Aires Stock Exchange a letter informing as a relevant matter ‘the divestment of its entire stake in Telecom Italia S.p.A.’.

Consequently, the grounds that led to the presentation of the Commitments to the CNDC and the acceptance of the obligations derived from them accepted or signed by the companies, have disappeared.

3-	For that reason, on July 6, 2015 Telecom Italia S.p.A. submitted a note to the CNDC informing that the end of the validity of the Commitments had been configured, according to that contemplated in Clause 9.2 from the Telco Commitment and Clause 3 of the TI-W Commitment.

4-	In the same sense, today, Nortel submitted a note to the CNDC adhering to the presentation made by Telecom Italia S.p.A. and required that, for the same reasons exposed by Telecom Italia on its note, declare that extinction of the validity of both commitments, as expressly provided in the clause 9.2 of Telco Commitment and clause 3 of TI-W Commitment.

Sincerely,

Nortel Inversora S.A.

/s/ María Blanco Salgado
Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: July 8, 2015	By:	/s/ María Blanco Salgado
	Name:	Maria Blanco Salgado
	Title:	Officer in Charge of Market Relations